ADELT DESIGN, INC.

3217 South Orchard Street
Salt Lake City, UT 84106

August 15, 2013

United States Securities and Exchange Commission
Washington D.C. 20549

RE:          ADELT DESIGN, INC.
Amendment No. 5 to Registration Statement on Form S-1
Filed on June 3, 2011
File No. 333-174705

Attention:  Mara L. Ransom/Charles Lee, Attorney-Advisor

Dear Ms. Mara L. Ransom:

Please find enclosed our changes to ADELT DESIGN, INC.’s Registration Statement filed on June 3, 2011.

Item 14. Indemnification of Directors and Officers, page II-1
1. We note your response to comment 2 of our letter dated August 5, 2013, where you acknowledge that your articles of incorporation do not include provisions permitting the indemnification of directors and officers. We note, however, that you continue to provide disclosure on page 29 discussing indemnification provisions contained in your certificate of incorporation. Please revise this section to be consistent with the revisions you made in response to prior comment 2. We suggest that you continue to include a discussion of your By-law provision that addresses indemnification and you may include such discussion under Item 14 on page II-1 of the registration statement or on page 29 of the prospectus

We acknowledge the Commission's comment and have deleted references, on page 29, and throughout the registration statement and prospectus, to any indemnification provision of the Company's directors and officers in our articles of incorporation.  We have included, on page 29 of the prospectus, a discussion of the Company's bylaws permitting the indemnification of directors and officers.

Closing Comments:

Based on the Company’s amendments to its S-1 filing dated June 3, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Larry Adelt
Larry Adelt
President and Chief Executive Officer

ADELT DESIGN, INC.